

Mail Stop 3010

January 13, 2010

Mr. Chris Cronin
President and Chief Executive Officer
CommonWealth Realty Partners, Inc.
50 Federal Street
Newburyport, MA 01950

> **Re:** **CommonWealth Realty Partners, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 16, 2009**
> **File No. 333-163807**

Dear Mr. Cronin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have filed on Form S-1. Because you intend to invest in real estate, it appears that your offering should be registered on Form S-11. See General Instruction A to Form S-11. Please file on Form S-11 or explain why you believe the current form is appropriate.

2. We note that you have not yet identified any specific assets to acquire with the net proceeds of the offering. As a result, your offering appears to constitute a "blind-pool" offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5, or tell us why you do not believe this is appropriate.

Mr. Chris Cronin
CommonWealth Realty Partners, Inc.
January 13, 2010
page 2

3.   Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all sales materials proposed to be transmitted to prospective investors, orally or in writing. Please also submit information planned for inclusion on your website. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus.

Cover Page of the Prospectus

4.   Please disclose the net proceeds you will receive in accordance with Item 501(b)(3) of Regulation S-K.

5.   Since this appears to constitute a blind-pool offering, please revise to remove the cross-reference to the Risk Factors and spell out the material risk factors affecting your company.

6.   You state in this section that your offering may be extended for 90 additional days; however, on page 3, you state that it may be extended for 180 additional days. Please revise for consistency.

Table of Contents

7.   Please revise your table of contents so that the listed page numbers correspond accurately with the referenced disclosure subheadings.

Prospectus Summary, page 1

8.   We note your use of the term, "turnkey" to describe services provided to your customers. Please revise to explain the meaning of this term here or in your business section.

9.   We note your statement in the third paragraph that you believe that "sales generated in the next twelve months will be sufficient to support the limited costs associated with [y]our initial ongoing operations." This statement appears to conflict with your disclosure on page 2, which states that you "anticipate operating losses for at least the next 12 months." In addition, it seems inconsistent with disclosure elsewhere in your prospectus relating to your auditor's report and your operation as a "going concern." Please remove this statement or provide a reasonable basis for including it. Please make this same change to your similar statement in the Use of Proceeds section on page 23.

10.   Please revise to disclose who will provide your day-to-day services. We note that you currently have only one employee and that he plans to devote "only a small portion of his time to the company going forward."

11.   Please disclose any persons who are promoters.

The Offering, page 2

12.   In this section, you state that the proceeds will be used primarily to cover offering expenses, sales and marketing, independent contractors and web site improvement; however, in the Use of Proceeds section, the proceeds have been allocated primarily to property acquisitions and JV arrangements. Please revise to reconcile this discrepancy.

Risk Factors, page 3

General

13.   Some of your current risk factors do not adequately describe the risks to your business. For example, you refer throughout this section your properties, tenants and leases, even though you currently hold no properties and have no tenants or leases. Please review and revise your risk factors to adequately describe the risks to your current business and discuss how your business, financial condition, and/or results of operation would be affected by these risks. Refer to Item 503(c) of Regulation S-K.

14.   Please review your risk factors and eliminate those generic risks applicable to any public company. For example, we note that the risk factor on page 20 regarding the risks related to terrorism and general economic conditions could apply to any company. Alternatively, please revise any generic risk factors to demonstrate risks specific to your business.

15.   Please include a risk factor relating to the fact that the offering price was arbitrarily determined and that the price bears no relation to your assets, earnings, book value or other criteria of value.

16.   Please add a risk factor to disclose that Mr. Cronin will have complete control over the company and will therefore make all decisions, including, but not limited to:

- employment decisions, including his own compensation arrangements;

- the appointment of other management positions; and

- whether to enter into material transactions with related parties.

We are significantly dependent on our sole officer…, page 4

17.   Please revise this risk factor to describe in detail Mr. Cronin's "limited experience" and related risks to the company.

Available Information, page 21

18.   Please revise to remove reference to materials filed with the commission by the registrant, Westcore Drilling Inc.

Capitalization, page 22

19.   Please reconcile the amount of additional paid in capital per your capitalization table with your financial statements.

Use of Proceeds, page 23

20.   Please describe in greater detail the use of proceeds. Please disclose any specific properties that the company intends to purchase with the proceeds from this offering as well as any planned joint venture arrangements. Please also discuss in greater detail the line item "Down Payment for Properties." Describe the types of properties you plan to acquire and how many. If no specific properties or joint venture investments have been identified, please explain how you came up with the disclosed amounts.

21.   Please revise to discuss your plans if substantially less than the maximum proceeds are obtained. Refer to paragraph 1 of the instructions to Item 504 of Regulation S-K.

22.   We note that you intend to incur mortgage indebtedness to acquire properties. Please revise to state the amounts and sources of such other funds needed for each specified purpose and the sources thereof. Refer to paragraph 3 of the instructions to Item 504 of Regulation S-K.

23.   Please indicate the order of priority of each line item in the use of proceeds table if substantially less than the maximum proceeds are raised. Please include a general description of the use proceeds, including properties that the registrant intends to purchase, if the minimum, maximum or an amount less than the maximum is raised. See Instruction 1 to Item 504 of Regulation S-K.

24.   Please revise your "Legal Copying" fee amount or confirm that the amount disclosed is accurate.

Dilution, page 24

25.   Please revise to correct all dilution amounts disclosed. For example, we note that after giving effect to the sale of 1,500,000 shares, the net tangible book value per share would appear to be $0.04 rather than $0.18 as disclosed.

Plan of Distribution and Terms of the Offering, page 26

26.   Please discuss factors considered in determining the offering price. Refer to Item 505 of Regulation S-K.

27.   We note that you do not intend to place monies in an escrow account to maintain investor funds. Please tell us how you intend to comply with Rules 10b-9 and 15c2-4 of the Exchange Act without appointing an escrow agent. Tell us what procedures are in place to ensure that funds will be promptly returned to investors.

Selling Security Holders, page 26

28.   We note that none of your shareholders are offering any securities in this offering. Please explain why you have included this section or revise to eliminate it.

Security Ownership of Certain Beneficial Owners and Management, page 28

29.   Your Selling Security Holders table on page 26 indicates that 10 million shares are held by your founding shareholder's LLC. Please revise this table to reflect this or tell us why this is not appropriate. Also disclose who has voting and investment control over these shares. In addition, please disclose whether the amount beneficially owned by Mr. Cronin includes the stock he "gifted" to his relatives. We note your related disclosure on page 33.

Director, Executive Officers, Promoters and Control Persons

Duties, Responsibilities and Experience, page 28

30.   In accordance with Item 401(e) of Regulation S-K, please describe in more detail Mr. Cronin's business experience in the last five years, focusing in particular in the nature of Mr. Cronin's real estate-related services. In such disclosure, identify the specific time periods he has served in each of the positions described.

Description of Securities

Common Stock, page 29

31.   In this section, you state that no preferred stock is outstanding. However, in the
        Preferred Stock section immediately below, you state that 1 million shares are
        outstanding. Please reconcile your disclosure.

Preferred Stock, page 29

32.   Please expand your disclosure in accordance with Item 202(d) of Regulation S-K
        to provide a more in-depth discussion of the preferred stock, including the rights
        associated with this stock.

Description of Business

33.   Please describe your investment policies. Please include in your disclosure any
        policies regarding leverage and whether the company may purchase properties
        from affiliates.

Overview, page 31

34.   As currently drafted, the description of your business is vague and unclear as to
        the nature and extent of your current and future operations. Please revise to
        discuss what services you currently provide and to whom you provide them. In
        addition, please discuss your planned real estate services and investments.

Management's Discussion and Analysis of Financial Condition

Background Overview, page 32

35.   Please revise your overview to include management's perspective on the risks and
        challenges facing your company and how management is dealing with these
        issues. Refer to Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 32

36.   Given your net loss and your remaining cash on hand, it is not clear how you will
        continue to operate at your current level for the next twelve months. Please
        explain. We also note that your auditors have issued a going concern opinion.
        Please revise to indicate the course of action that you intend to take to remedy the
        deficiency and identify and separately describe internal and external sources of
        liquidity.

Liquidity and Capital Resources, page 32

37.   Please reconcile your disclosure that the company has no cash with your financial statements, which disclose $5,000 of unrestricted cash as of November 30, 2009.

38.   Please reconcile your disclosure that to date, Mr. Cronin has lent the company $1,600 with the promissory note included as Exhibit 10.1, which states that Mr. Cronin has lent the company $6,300.

39.   We note that the promissory note included as Exhibit 10.1 states that the note payable to Mr. Cronin is convertible into shares of common stock. Please revise your discussion here and in Note 3 to the financial statements to disclose all significant terms of the note payable to Mr. Cronin. Please also tell us whether you expect any future loans to have the same terms as the current one.

40.   Please explain how you intend to fund operating costs associated with your business in the event that you are unable to raise the entire amount or even a substantial amount of proceeds through this offering.

Certain Relationships and Related Party Transactions, page 33

41.   Please revise this section to concisely describe the potential conflicts of interest that are present and clearly identify all transactions and relationships that give rise to such conflicts. As an example, please expand your disclosure to discuss the conflict associated with Mr. Cronin's position as the sole executive officer and director, including, but not limited to, his ability to establish the compensation he is to receive.

Notes to the Financial Statements

Note 1 – Summary of Accounting Policies, page F-6

42.   Please expand your disclosure to include your accounting policies for organizational and offering costs.

Part II. Information Not Required In Prospectus

Item 26. Recent Sales of Unregistered Securities, page 40

43.   We note your disclosure under the above-referenced subheadings that you relied upon the exemption from registration in Section 4(2) of the Securities Act of 1933 for the transactions described hereunder. Please expand your disclosure to state

> briefly all facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.

Signatures

44.   Please revise your signature page to include the signatures of your principal accounting officer or controller.

******

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Mr. Chris Cronin
CommonWealth Realty Partners, Inc.
January 13, 2010
page 9

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3402 with any other questions.

Sincerely,

Angela McHale
Attorney-Advisor

cc: Jillian Ivey Sidoti, Esq.
       Law Offices of Jillian Sidoti *(via facsimile)*